FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index

Exhibit Number	Description
99.1

Material Change Report - The Company announced the conditional listing of the Company’s Common Shares on the American Stock Exchange (“AMEX”) on December 19, 2005 and announced that the Common Shares will be listed for trading on the AMEX effective at the opening of trading, Thursday, December 22, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc. (Registrant)

By:	/s/ “ M.E. Hoole”
M.E. Hoole Vice President & Corporate Secretary

Date	December 22, 2005